UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                               RIVIANA FOODS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    769536103
                                 (CUSIP Number)

    Check the following box if a fee is being paid with this statement [ ].

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CUSIP No. 769536103                   13G                    Page 2 of 4 Pages

1)    NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
      PERSONS
      Leslie K. Godchaux
      ###-##-####

2)    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
      (a)   Not Applicable
      (b)   Not Applicable

3)    SEC USE ONLY

4)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF SHARES        5)    SOLE VOTING POWER                       25,200
BENEFICIALLY OWNED      6)    SHARED VOTING POWER                  5,140,552
BY EACH REPORTING       7)    SOLE DISPOSITIVE POWER                  25,200
PERSON WITH:            8)    SHARED DISPOSITIVE POWER             5,140,552
                        9)    AGGREGATE AMOUNT BENEFICIALLY        5,165,752
                              OWNED BY EACH REPORTING PERSON      (See Item 4.)
                        10)   CHECK IF THE AGGREGATE AMOUNT       Not Applicable
                              IN ROW (9) EXCLUDES
                              CERTAIN SHARES
                        11)   PERCENT OF CLASS REPRESENTED BY     35.5%
                              AMOUNT IN ROW 9
                        12)   TYPE OF REPORTING PERSON            IN

ITEM 1(A).  NAME OF ISSUER:
            Riviana Foods Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            2777 Allen Parkway
            Houston, Texas  77019

ITEM 2(A).  NAME OF PERSON FILING:
            Leslie K. Godchaux

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            P. O. Box 278
            Abbeville, Louisiana  70511

ITEM 2(C).  CITIZENSHIP:
            United States

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CUSIP No. 769536103                   13G                    Page 3 of 4 Pages


ITEM 2(D).  TITLE OF CLASS OF SECURITIES:
            Common Stock, par value $1.00 per share

ITEM 2(E).  CUSIP NUMBER:
            769536103

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
            Not Applicable

ITEM 4.     OWNERSHIP
            (A)   AMOUNT BENEFICIALLY OWNED:
                  5,165,752 shares

            (B)   PERCENT OF CLASS:
                  35.5%

            (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (i)   Sole power to vote or to direct the vote:
                        25,200 shares
                  (ii)  Shared power to vote or to direct the vote:
                        5,140,552 shares  (See Item 6.)
                  (iii) Sole power to dispose or to direct the disposition of:
                        25,200 shares
                  (iv)  Shared power to dispose or to direct the disposition of:
                        5,140,552 shares  (See Item 6.)

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
            Not Applicable

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CUSIP No. 769536103                   13G                    Page 4 of 4 Pages


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
            Of the 5,140,552 shares identified in Items 4(c)(ii) and (iv) above
            (a) 5,115,352 shares are owned of record by Abbeville Family Partnership, L.P. (the "Limited Partnership"), with respect to which Ms. Godchaux, in her capacity as a general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares and (b) 24,000 shares are held in various trusts to which Ms. Godchaux shares voting and investment authority as a co-trustee.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
            Not Applicable

ITEM 10.    CERTIFICATION
            Not Applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          Dated: February 8, 2000

                                          * LESLIE K. GODCHAUX


                                          *By /s/ ELIZABETH B. WOODARD
                                                  ELIZABETH B. WOODARD
                                          Under Special Power of Attorney Dated
                                          February 8, 2000 Attached as Exhibit A

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                                                                       EXHIBIT A


                            SPECIAL POWER OF ATTORNEY


      The undersigned, Leslie K. Godchaux, does hereby constitute and appoint Elizabeth B. Woodard of Harris County, Texas, as attorney-in-fact for the undersigned with full power of substitution, and in the name, place and stead of the undersigned, to execute, deliver, record and file Schedule 13G, including all amendments and exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and to perform each and every other act requisite and necessary to be done to comply with the provisions of the Securities Act of 1934, as amended, and all requirements of the Securities and Exchange Commission.



February 8, 2000                          /s/ LESLIE K. GODCHAUX
                                              Leslie K. Godchaux